Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)

Boise Cascade Corporation

1111 West Jefferson Street PO Box 50 Boise, ID 83728
T 208 384 7557 F 208 384 4912

George J. Harad
Chairman and Chief Executive Officer

December 3, 2003

Dear Fellow Shareholders:

As you may know, Institutional Shareholder Services (ISS) is a consulting organization which provides advice to its institutional investor clients with respect to corporate governance and other matters. On November 20, ISS recommended that clients who hold OfficeMax shares vote in favor of the pending acquisition offer from Boise Cascade. However, on November 26, ISS recommended that clients who hold Boise shares vote against the acquisition. I am writing to tell you that we strongly disagree with the recommendation made by ISS to Boise's shareholders. We continue to believe firmly that our proposed acquisition of OfficeMax and the related review of strategic alternatives for our paper and forest products businesses are in the best interest of Boise's shareholders.

We have reviewed Institutional Shareholder Services' analysis closely, and believe that it contains a number of factual misunderstandings and logical flaws. In the paragraphs that follow, I have attempted to respond to the most serious of these issues. If, after reviewing this letter, you have questions or concerns that have not been addressed, we would welcome the opportunity to speak with you directly. Please contact Vince Hannity, vice president, corporate communications and investor relations, at 208/384-6390 to arrange a convenient time.
1.

Leverage

ISS states their concern with the financial structure of the transaction, but has misunderstood the amount and impact of Boise's post-closing debt. Apparently referring to page 26 of the Proxy, which outlines "Risk Factors", ISS notes that "Giving effect to the offering of $500 million of senior notes, the use of the proceeds of such offering and the merger, Boise's pro forma total debt outstanding as of Oct. 31, 2003 would have been approximately $2.6 billion." However, that amount does not reflect the application of cash on Boise's balance sheet at the same date. The correct estimated amount of Boise's total debt pro forma for the senior notes offering completed on October 21 and the acquisition is $2.283 billion, which can easily be calculated from the pro forma balance sheet shown on page 98 of the Proxy. To the extent that ISS has overstated post-closing pro forma debt, their concerns about the financial risks of the transaction are also overstated.

In that regard, it is important to note that the Boise senior notes offering to which ISS refers was oversubscribed, and priced at approximately 255 basis points over comparable-term Treasuries. The pricing reflected one of the narrowest spreads over Treasuries for any debt offering in the forest products segment in the past twelve months, and resulted in the lowest coupon for fixed rate debt in the forty-six year history of the company. Based on that experience, the company believes it has adequate access to capital markets for liquidity, at a cost which is better than its nominal credit ratings would indicate.

Equally important, Boise has announced that, following the close of the OfficeMax acquisition, it intends to take aggressive steps to reduce its debt, including evaluating and executing a range of strategic alternatives for its Building Solutions and Paper businesses. Several analysts have estimated the amount of debt reduction that may be affected through asset sales or other means, and their reports are widely available.

2.

Sequence

In a concern related to leverage, ISS "question[s] the benefits of doing the acquisition first, leveraging up and subsequently executing the asset sale." According to ISS, "The preferable sequence of events would have been the execution of the asset sales which would have improved the company's financial condition, followed by the acquisition of OfficeMax without substantial leverage." Further, ISS notes that since the asset sales will follow the acquisition, "if the asset sale turns lucrative...the proceeds would be spread to more shares" making the transaction less valuable to continuing Boise shareholders.

Of course, this argument confuses what is preferable with what is possible. It is highly unlikely that OfficeMax, having agreed to be acquired by Boise, would also agree to postpone the closing for the twelve to eighteen months that Boise has estimated may be required for the implementation of strategic alternatives, including asset sales. On the other hand, if Boise were to have embarked on asset sales in the absence of an agreement with OfficeMax, there would be no certainty that a transaction with OfficeMax would ever be concluded.

Further, while Boise's continuing shareholders will receive a smaller portion of the proceeds from any asset sales under the current sequence, they will also receive the majority of the capitalized value of the synergies. For those shareholders to receive the full benefit of both the asset sales and the synergies the transaction would have had to have been financed solely with debt, increasing the leverage which ISS believes is already a concern.

3.

Valuation

With respect to valuation, ISS notes that "as of [its] analysis date," the offering premium over the price of OfficeMax's shares just prior to the announcement had "widened to 31.4 percent" from the 25.3 percent premium at the date of the announcement. At that level, ISS concludes "Boise is paying more than the discounted cash flow value of OfficeMax, which implies that it is not only paying the control premium, but also paying for the synergies value." According to ISS, this is especially troublesome because "combining the two businesses has a high execution risk, hence the likelihood of realizing synergies is low."

Of course, ISS recognizes that the offering premium has increased since the announcement date solely because the value of Boise's shares has increased. It attributes that increase in value to "positive announcements regarding OfficeMax's operating results" rather than any changes in Boise's businesses or market recognition of the value creation inherent in the OfficeMax acquisition.

Boise believes this analysis is deficient in several respects. First, to the extent that OfficeMax's results have been better than anticipated, that would seem to justify an expansion in the nominal acquisition premium. Measuring from July 11 through November 28, 2003, the average share price appreciation of Office Depot and Staples taken together was 16.9 percent, and the share price appreciation of Staples alone was 36.4 percent. If a similar appreciation were inferred for OfficeMax, based on performance ahead of expectations, then the nominal premium would be reduced to a range of 18.1 percent to 1.2 percent.

Second, the discounted net present value of OfficeMax, before synergies, determined by Boise's advisors was substantially less than the net present value calculated by OfficeMax's advisors. It seems inequitable for Boise to be criticized for exceeding its advisor's more conservative valuation if the subsequent performance of OfficeMax supports a higher valuation.

Finally, aside from the performance of OfficeMax, a likely explanation for the improvement in Boise's share price is the recognition by shareholders of an improvement in Boise's operating results, and the benefits to be obtained from the acquisition of OfficeMax and subsequent implementation of strategic alternatives for Boise's other businesses. Since the announcement of the acquisition, Boise's shares have outperformed the S&P Paper and Forest Products Index, rising above the collar contained in the acquisition agreement. In addition, Boise has announced that it will use its shares to pay for 60 percent, rather than 70 percent of the acquisition price. Both of these events have reduced the number of shares to be used in the acquisition, making it more attractive to Boise's shareholders. Since Boise shareholders are undoubtedly aware of the impact of a rising share price on the value to be paid for OfficeMax, they appear to have concluded that the value is warranted.

4.

Synergies/Accretion

As ISS noted in their statements about valuation, the creation of value for Boise shareholders is dependent on the realization of the projected synergies inherent in the transaction. ISS believes that given "high execution risk...the likelihood of realizing the estimated synergies is low", and therefore "it is unlikely that the deal would be accretive in 2004." Specifically, while ISS believes the "back-office synergies...are more likely to be realized", it would discount the purchasing synergies, and finds the marketing synergies to be "a point of contention" while the paper sourcing synergies are "questionable".

Since the acquisition was announced, Boise has had the opportunity to work closely with OfficeMax management in formal integration teams which have addressed hundreds of issues, including issues related to the realization of synergies. This process has reinforced our belief that the synergies originally estimated will be realized, and has given us the opportunity to develop specific implementation plans.

Moreover, the integration planning process has identified areas which were not included in the original synergy estimates, and which will result in significant additional savings for the combined companies. For example, Boise has already implemented changes to the pension and healthcare plans for employees working in Boise Office Solutions, effective on January 1, 2004, which will reduce their benefits to levels currently being provided to employees of OfficeMax. Boise has also begun the process of evaluating the different major information systems being used by Boise and OfficeMax to determine which will be retained beyond the initial period of consolidation (during which the systems will simply be "bridged"). The cost savings from this ultimate consolidation were not included in the original estimate of synergies.

Given the realization of synergies equal to or better than the original estimate, Boise continues to believe that the transaction will be significantly accretive. ISS notes that Boise's advisor, Goldman Sachs, estimated that if the average price of Boise's shares were above the collar (which they currently are) then the transaction would be 0.5 percent accretive to earnings in 2004 and 8.1 percent accretive to earnings in 2005. However, that estimate assumed that the transaction would be financed with 70 percent Boise shares and 30 percent cash. It also assumed that the debt which would be incurred to finance the cash portion of the transaction would carry an interest rate of 7.5 percent, equivalent to the average of Boise's then current fixed-rate debt portfolio. In fact, Boise's decision to change the financing mix to 60 percent shares and 40 percent cash, together with the lower cost of debt incurred with the successful senior notes offering will, on a comparable basis, result in estimated accretion of 4.3 percent in 2004 and 12.8 percent in 2005.

5.	Strategy/Execution Risk ISS has raised a number of questions about Boise's strategy and the execution risks of the OfficeMax transaction, including:
	a.	"the possibility that Boise may be unable to retain OfficeMax's management";
	b.	"The merger may dilute OfficeMax's strong brand image";
	c.	"Boise's lack of experience in the retail market"; and
	d.	Boise's "strategy of reaching all customer segments through all distribution channels [which] has been labeled by industry analysts as high risk."

Overall, ISS concludes that "The foray by Boise, an industrial company, into [sic] retail business of OfficeMax fails to present a viable strategic outcome and is fraught with risks."

Boise believes that the strategy it is undertaking is sound, and that the execution risks are manageable. First, key managers of OfficeMax have indicated that they will join Boise, including the president and chief operating officer, the executive vice presidents in charge of merchandising and store operations, the senior vice president in charge of information technology, and the senior vice president and controller for retail operations. Second, Boise is acutely aware of the strength of the OfficeMax brand image. We intend to retain the brand for retail operations, and are strongly considering extending the brand throughout our U.S. office products business over time. Third, Boise does not lack experience in the retail market. While Boise does not operate a superstore format, it does successfully manage over 80 retail stores in Canada, Australia, New Zealand and Hawaii. Interestingly, the size and format of these stores are similar to the new "urban" store with which OfficeMax is currently experimenting. Fourth, the strategy of reaching all office products customers through all distribution channels is being driven by our customers' preference, and frankly is not unique to Boise. We are unaware of analysts who have "labeled" this strategy as "high risk"; but if it is, all of the major participants in the office products distribution business will share that same risk.

Finally, characterizing Boise as "an industrial company" without experience in distribution businesses is simply wrong. Boise has successfully operated an office products distribution business for over 35 years. Today, approximately half of the company's sales come from Boise Office Solutions, and another quarter come from Boise Building Solutions Distribution, which operates as a broad-line stocking wholesale distributor of building materials.

6.

ISS recommendation to OfficeMax Shareholders

ISS has recommended that its clients who are OfficeMax shareholders vote in favor of the acquisition by Boise. We find this recommendation puzzling, in light of the recommendation that ISS has made to its clients who are Boise shareholders. If, as ISS has concluded, the transaction is not in the best interests of Boise's shareholders, why would ISS recommend that OfficeMax's shareholders accept Boise's shares as more than half of the value they will receive? Conversely, if ISS believes that OfficeMax's shareholders will benefit from receiving Boise's shares, why would ISS recommend that Boise's shareholders vote against the acquisition?

7.

Alternatives

The board of directors of Boise Cascade believes that our shareholders understand the merits of our strategy and the benefits of the acquisition of OfficeMax. The increase of more than 30 percent in the price of Boise's shares since the date the transaction was announced is compelling evidence of the value of that strategy.

We note that ISS has apparently not considered the potential consequences of a failed transaction for either the OfficeMax shareholders (see above), or the Boise shareholders. While ISS may take the position that their responsibility ends with a recommendation on the issue of the acquisition alone, that is not a position that can be taken by the board of directors of Boise. Our board has continuously and carefully reviewed strategic alternatives available to Boise, and has unanimously recommended that our shareholders support the proposal before them on December 9.

Yours Very Truly,

/s/ George J. Harad

George J. Harad

GJH/gb

cc:   Boise Cascade Board of Directors

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements include those that refer to our expectations about this transaction, including those statements that refer to the expected benefits of the transaction to our shareholders, the anticipated synergy benefits, and the expected impact of this transaction on our financial results. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the possibility that we will incur costs or difficulties related to the integration of our businesses greater than we expected; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the transaction; the challenges of achieving anticipated synergies; and other risks that are described from time to time in our Securities and Exchange Commission reports.

Additional Information About This Transaction

The registration statement containing the joint proxy statement/prospectus was declared effective by the Securities and Exchange Commission (SEC) on November 5, 2003. On November 7, 2003, Boise and OfficeMax began mailing the definitive joint proxy statement/prospectus and other documents regarding this transaction to their respective security holders of record as of November 3, 2003. These documents contain important information about this transaction, and we urge you to read them carefully.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, by phone at (208) 384-7990, or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697, or by e-mail to investor@officemax.com.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.